FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: May, 2020	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 — 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            ☐                                                                               Form 40-F             ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The exhibits to this report on Form 6-K shall be incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-225338) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

May 12, 2020	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Terms Agreement and Underwriting Agreement Standard Provisions, dated May 11, 2020 between Suncor Energy Inc. and the underwriters named therein.
2.	Supplementary Oil and Gas Disclosure.